Maketto, LLC

Profit and Loss
January - June, 2021

	TOTAL
Income	
4000 Restaurant/Retail Income	
40001 Bakery	16,400.35
40002 Beer	17,394.00
40003 Coffee Retail	10,788.00
40004 Coffee	75,297.69
40005 Food	928,781.85
40006 Liquor	167,663.53
40007 NA Beverage	6,853.05
40008 Retail	29,920.71
40010 Wine	36,956.00
40099 Refunds	-34.60
4996 Discounts	-2,032.56
49961 Bakery Discount	-261.28
49962 Beer Discount	-110.66
49963 Coffee Discount	-7,139.67
49964 Coffee Retail Discount	-347.40
49965 Food Discounts	-14,756.88
49966 Liquor Discount	-1,492.62
49967 NA Bev Discounts	-121.99
49968 Retail Discount	-6,975.70
49969 Wine Discounts	-904.20
Total 4996 Discounts	**-34,142.96**
Total 4000 Restaurant/Retail Income	**1,255,877.62**
4100 Event Income	
41001 Basic Event Revenue	12,697.18
Event Alcohol	2,270.00
Event Food	5,552.31
Total 4100 Event Income	**20,519.49**
4200 Wholesale Revenue	
Table 22 Revenue	
Table 22 Alcohol Revenue	2,200.00
Table 22 Coffee Revenue	805.00
Table 22 Food Revenue	11,315.00
Total Table 22 Revenue	**14,320.00**
Wholesale Prep Foods Revenue	12,675.53
Wholesale Retail Revenue	631.60
Total 4200 Wholesale Revenue	**27,627.13**

	TOTAL
Uncategorized Income	540.19
Total Income	**$1,304,564.43**
Cost of Goods Sold	
5000 Cost of Goods Sold	
50001 Beer	5,099.20
50002 Coffee	-566.00
500021 Coffee Beans	16,220.21
500022 Coffee Retail	5,733.60
500023 Coffee Add-ons	7,125.44
500024 Coffee Supplies	2,083.17
Total 50002 Coffee	**30,596.42**
50003 Food	-1,318.00
500030 Bakery	13,690.21
500031 Dairy	8,713.87
500032 Fish	17,270.87
500033 Ingredients/Dry Goods	68,849.77
500034 Meat	78,197.13
500035 Noodles	11,691.59
500036 Produce	64,538.55
Total 50003 Food	**261,633.99**
50004 Liquor	25,713.30
50005 Retail Items	25,450.51
500051 Retail Shipping/Wires/Other Costs	5.80
500052 Shopify Charges	93.28
Total 50005 Retail Items	**25,549.59**
50006 Non-alcoholic Beverages	5,044.80
50007 Wine	10,417.12
50008 Catering	
500082 Catering Coffee	55.00
500083 Catering Food	9,558.06
500085 Catering NAB	60.00
Total 50008 Catering	**9,673.06**
Total 5000 Cost of Goods Sold	**373,727.48**
5200 Delivery Costs	
52001 Bring It!	392.60
52003 DoorDash	22,204.57
52004 Grubhub	7,503.44
52005 Postmates	3,906.91
52006 Uber Eats	20,022.77

Maketto, LLC

Profit and Loss
January - June, 2021

	TOTAL
52007 Table 22	1,472.70
Total 5200 Delivery Costs	**55,502.99**
Total Cost of Goods Sold	**$429,230.47**
GROSS PROFIT	**$875,333.96**
Expenses	
6000 Salaries & Wages	0.00
60002 BOH	
600024 Kitchen & Bakery	251,811.41
Total 60002 BOH	**251,811.41**
60004 FOH	
600041 Bar	11,947.59
600045 Cafe	20,894.62
600048 Server	15,193.11
Total 60004 FOH	**48,035.32**
60005 Management	
600051 BOH Management	6,153.35
600052 FOH Management	8,873.62
Total 60005 Management	**15,026.97**
60007 Support Staff	20,997.38
60010 Catering	4,000.39
Total 6000 Salaries & Wages	**339,871.47**
6002 Payroll Accrual Adjustments	26,574.06
6100 Employee Benefits	
61001 Medical Insurance	6,108.55
61006 Workers Comp Insurance	2,558.18
Total 6100 Employee Benefits	**8,666.73**
6300 Marketing, Promo & Advertising	600.00
63002 Advertising	8,488.58
Total 6300 Marketing, Promo & Advertising	**9,088.58**
6400 General & Administrative	
64001 Bank Fees	772.71
640012 Payment Processing Fees	38,882.43
640013 QuickBooks Payments Fees	4.02
Total 64001 Bank Fees	**39,659.16**
64003 Insurance	
640031 Business Liability	6,249.43
Total 64003 Insurance	**6,249.43**

	TOTAL
64004 Office Expenses	
640041 Postage & Delivery	1,143.65
640042 Office Supplies	3,652.33
640043 Furniture & Equipment (>$500)	9,179.10
640044 Dues & Subscriptions	6,817.43
640047 COVID Testing	14,965.27
640049 Over/short	-4,126.42
Total 64004 Office Expenses	**31,631.36**
64005 Equipment Rental	3,750.40
64006 Supplies & Materials	
640061 Uniforms	395.22
640063 Kitchen Supplies	22,771.49
640064 Restaurant & Bar Supplies	16,269.76
640065 General Supplies	11,380.02
640066 Flowers & Decorations	1,029.90
640067 Retail Supplies	468.73
640068 Cleaning Supplies	9,685.08
640069 Packaging	
6400691 Restaurant Packaging Supplies	18,073.62
Total 640069 Packaging	**18,073.62**
640070 Laundry, Linen, & Dry Cleaning	3,940.13
Total 64006 Supplies & Materials	**84,013.95**
64008 Occupancy Costs	
640081 Rent	42,000.00
640082 Electric	12,296.37
640083 Gas	10,557.63
640084 Telephone & Internet	3,728.96
640085 Water	18,329.02
640086 Trash Removal	2,466.92
640088 Security Alarm	330.66
640089 Pest Control	2,877.20
Total 64008 Occupancy Costs	**92,586.76**
64009 Meals	5,142.60
64010 Repairs & Maintenance	525.00
640101 Maintenance	15,725.75
640102 Equipment Repairs	18,112.43
640103 Computer Repairs	715.50
Total 64010 Repairs & Maintenance	**35,078.68**
64012 Travel	7,862.80
64014 Special Event Expenses	3,001.36
Total 6400 General & Administrative	**308,976.50**

Maketto, LLC

Profit and Loss
January - June, 2021

	TOTAL
6500 Taxes and Licenses	
65001 Certs, Licenses & Permits	1,359.80
65005 Local Taxes Paid	356.39
Total 6500 Taxes and Licenses	**1,716.19**
6600 Professional Services	
66003 Accounting	6,093.00
66004 Casual Labor	
660047 Kitchen & Bakery	16,450.12
660049 Server	1,301.95
Total 66004 Casual Labor	**17,752.07**
66012 Payroll Processing Fees	4,499.72
Total 6600 Professional Services	**28,344.79**
6800 Payroll Tax Expense	
68001 FICA	16,841.28
68002 Federal Unemployment Tax	1,076.25
68003 State Unemployment Tax	8,328.39
68004 DC Paid Family Leave	2,296.21
Total 6800 Payroll Tax Expense	**28,542.13**
Total Expenses	**$751,780.45**
NET OPERATING INCOME	**$123,553.51**
Other Income	
8100 Other Income	98,173.73
Total Other Income	**$98,173.73**
Other Expenses	
9000 Other Expenses	
90003 Previous Year Expenses	2,000.00
90004 Interest Expense	1,741.89
Total 9000 Other Expenses	**3,741.89**
Total Other Expenses	**$3,741.89**
NET OTHER INCOME	**$94,431.84**
NET INCOME	**$217,985.35**